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													EXHIBIT O
				Proposed Notice Pursuant to Rule 22f)
						(Release No. 35-__________)
FILINGS UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")

November ____, 1996

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December ___, 1996 to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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Consolidated Natural Gas Company, et al. (70-8577)
__________________________________________________

Consolidated Natural Gas Company ("Consolidated"), CNG Tower,
Pittsburgh, Pennsylvania 15222-3199, a registered holding company, and its wholly-owned non-utility subsidiary, CNG Products and Services, Inc. ("Products and Services"), 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222, have filed a post effective amendment to their Application-Declaration under Sections 6, 7, 9(a), 10, 12(b), and 13(b) of the Act.

Products and Services is engaged in the business of providing energy-related services ("Customer Services") to customers of the local distribution companies ("LDCs") in the Consolidated System and to others, primarily customers of non-affiliated utilities. The Customer Services are offered by Products and Services as a convenience to utility customers, are related to energy services being provided to such customers.

Products and Services now requests authorization to offer the following additional categories of Customer Services: Energy-Related Equipment, Safety Inspection/Electronic Measurement Services, Marketing Services, and Risk Management Products.

Energy-Related Equipment. Products and Services would sell and install energy-related appliances and products of all types (collectively, referred to as "Energy-Related Equipment"). Examples are (but not limited
to) furnaces, air conditioning, hot water heaters, heat pumps, gas grills, gas lights and logs, natural gas vehicle ("NGV") conversion equipment (to convert a vehicle to "dual-fuel" capability) and the NGV refueling equipment necessary to allow customers to refuel their NGVs at home. Products and Services would also sell products that enhance safety, increase energy efficiency, or provide
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energy-related information.  Examples of safety devices are (but not limited to) home security systems which include carbon monoxide/smoke and fire detectors, and fire extinguishers. Energy consumption monitoring devices, including software programs, may be offered, along with "demand side management" devices to increase energy efficiency or reduce energy consumption.

Products and Services currently has authorization to arrange third-party financing for customers in connection with the Customer Services. Products and Services now proposes to expand this authorization to allow third party financing for the additional Customer Services contemplated in this Post-Effective Amendment.

Although Applicants expect that third-party financing will continue to be the preferred financial offering, Products and Services also proposes to offer financing to customers by (1) making short-term loans to cover the period of installation of the energy-related appliances until permanent financing can be obtained by the customer or (2) making long-term loans for a period of time not to exceed the lesser of 10 years or the expected useful life of the equipment. The aggregate amount of energy-related appliance equipment financing loans by Products and Services outstanding at any one time will not exceed $50,000,000, with an individual customer financing limit of $5,000,000 at any one time. This type of activity was previously approved by the Commission in Consolidated Natural Gas Company, HCAR No. 26234 (February 23, 1995) (approving financing of gas utilizing equipment for customers of the affiliated LDCs and gas marketing companies of the CNG system) and Columbia Gas Systems, Inc., HCAR No. 26498 (March 25, 1996).

	Products and Services also may make available to third-party contractors who independently sell and/or install Energy-Related Equipment


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certain options to offer their customers assistance in financing the purchase (including installation) of Energy-Related Equipment. Such financing options may be in the form of third-party financing or through Products and Services' financing offering consistent with the terms authorized herein.

Safety Inspection/Repair and Electronic Measurement Services.
Products and Services would offer a safety inspection/repair service to check for carbon monoxide, faulty equipment/wiring, among other things. Repair services may also be offered to correct any problems discovered by the inspection. As to electronic measurement services, Products and Services would offer residential, commercial and industrial customers a variety of enhanced measurement and billing services that enable the customer to better estimate and control energy expenditures. Examples are (but not limited to) enabling consumers using their phone or computer to find out what their gas or energy bill is at any point during the month, or with a large commercial consumer, to continuously monitor energy consumption, prices, and fuel-switching opportunities.

Marketing Services. Products and Services would offer intellectual property products and marketing services to non-affiliated businesses.
This could involve (but is not limited to) selling CNG inventions and software to others, selling customer lists, providing a bill-insert service to third parties, providing automated meter reading services to non-affiliated LDCs, as well as other consulting services, such as (but not limited to) how to set up a billing mechanism or marketing program.

Risk Management Products. A variety of programs may be made available to gas customers interested in hedging energy price or consumption fluctuations.


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Applicants also propose expansion of its Service Line Maintenance
Program to cover any type of service line -- wire or pipe -- owned by the customer. Products and Services would pay for the repairs in exchange for a nominal monthly fee. The customer would choose what was covered and then pays just one monthly fee to Products and Services, instead of separate monthly fees to the telephone, cable or water utilities. This may be more convenience and cost effective for the customer.

Applicants state that the additional Customer Services are closely related to Customer Services already being provided by Products and Services.

____________________________
For the Commission, by the Division of Investment Management, pursuant to delegated authority.

							Jonathan G. Katz
							Secretary